UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Growgenics LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Rhode Island

Date of organization
May 16, 2014

Physical address of issuer
5600 Post Road, Ste 114-191, East Greenwich, RI 02818

Website of issuer
https://growgenics.net/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
December 28, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$74	$771
Cash & Cash Equivalents	$74	$6
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$45,359	$3,532
Revenues/Sales	$0	$11,195
Cost of Goods Sold	$0	$0
Taxes Paid	$450	$156
Net Income	-$52,799	-$26,926

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 19, 2018

Growgenics LLC



Up to $1,000,000 of Crowd Notes

Growgenics LLC ("Growgenics", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 28, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by December 28, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by the December 14, 2018 will be permitted to increase their investment at any time on or before the December 28, 2018 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after the December 14, 2018. If the Company reaches its Closing Amount prior to December 28, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to

differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://growgenics.net/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/growgenics

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Growgenics LLC is a Rhode Island Limited Liability Company, formed on May 16, 2014.

The Company is located at 5600 Post Road, Ste 114-191, East Greenwich, RI 02818.

The Company's website is https://growgenics.net/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/growgenics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	December 28, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017, and 2016. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 5, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $26 in cash balances as of July 30, 2018. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Cannabis market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may not be successful in obtaining issued patents. The Company filed a patent in March 2018. Filing a patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended products evaluations and configuring the products to customer-specific needs. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Its ability to grow its business depends on state laws pertaining to the cannabis industry. Continued expansions in the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Richard Genga and Robert Flynn, who have not yet signed employment agreements with the Company. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has conducted transactions with Related Parties. See details on page 17 of the Form C.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this

Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 59.42% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Growgenics aims to re-shape the horticultural lighting industry. Our innovative LED technology provides the rapidly growing markets of indoor cannabis and indoor vertical food farming the ability to maximize plant growth while reducing energy.

Business Plan
Growgenics aims to re-shape the horticultural lighting industry. Our innovative LED technology provides the rapidly growing markets of indoor cannabis and indoor vertical food farming the ability to maximize plant growth while reducing energy.
The agricultural market is changing. Indoor grow lighting is poised to re-define how we grow food. This new market is about growing plants indoors in a controlled environment without pesticides, and lighting is a critical and vital component.
There are two rapidly growing markets in this sector; indoor growing of cannabis, and indoor vertical farming for growing food. By 2022 cannabis is expected to be a $24 billion market in the U.S. alone while Indoor vertical food farming is expected to grow to a $6 billion market.
We believe there are three major problems with most current grow lights - they're not designed for plants, they generate excessive heat, and they waste a tremendous amount of energy.
Growgenics has created an innovative solution that aims to address and solve these problems via our advanced high-efficiency variable color spectrum LED shape lighting technology. Our laboratory testing has revealed accelerated plant growth with greatly reduced energy. We just recently closed our first major lighting deal with a mid-west vertical grow farm. In addition, we filed our utility patents this past March 2018 and are currently in discussions with a major U.S. distribution partner.

The Company's Products and/or Services

Product / Service	Description	Current Market
Shape Lights - Direct to Commercial Growers	Advanced LED Grow Light Multi-Spectrum Shape Light	Cannabis Indoor Grow Vertical Food Farming

		Commercial Green Houses
Shape Lights - National Distribution	Advanced LED Grow Light Multi-Spectrum Shape Light	Cannabis Indoor Grow Vertical Food Farming Commercial Green Houses
Smart Sensor Pods	Smart Grow Room Environment Sensors (Temp, humidity, CO2)	Cannabis Indoor Grow Vertical Food Farming Commercial Green Houses
Smart Power Modules	Smart Grow Room Power Distribution & Power Control Systems	Cannabis Indoor Grow Vertical Food Farming Commercial Green Houses

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Indoor commercial cannabis cultivators and growers
Indoor vertical food farmers
Indoor vertical hemp farmers
Commercial greenhouses

Intellectual Property

The Company has filed the is following intellectual property:

Application or Registration #	Patent Type	Title	File Date	Country/Organization	Status
15/934,953	Utility	Grow Light Assembly	03/24/2018	U.S.	Pending

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $84,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Operations	0	45	48
R&D Product Dev	20	14	14
Intellectual Property	20	7	7
Rent & Utilities	0	8	5
Marketing & Sales	20	12	12
Initial Inventory	40	14	14

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Richard A. Genga Jr.	President / CEO	3yrs: Growgenics & Acela Design
Robert Flynn	Chief Operating Officer	2yrs United Brokers 1yr Growgenics

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Rhode Island.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	800,000 Units	Each Common Share provides the holder with one vote in all matters before the shareholders of the company.	Common shareholders will vote on matters related to the conversion of the Crowd Note.	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Unsecured	R. Genga	$45,359	0%	N/A	N/A	*see note	N/A

*Payable at a future date to be determined by management.

Ownership
A majority of the Company is owned by one individual. This individuals is Richard A. Genga, Jr.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Richard A. Genga, Jr.	475,334	59.42%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Growgenics, LLC ("the Company") is a limited liability company organized under the laws of Rhode Island. The Company manufactures and sells LED grow lights for indoor growing of plants.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017, and 2016.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 5, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $26 in cash on hand as of July 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-seed.1	2015	Section 4(a)(2)	Common	$335,000	Product Development
Pre-seed.2	Oct, 2018	Section 4(a)(2)	Common	$65,100	Product Development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Units
None.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In 2016 and 2017, the Company borrowed $45,359 from Rick Genga, the Company's majority owner and managing member ("the Related Party Loan"). The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Richard A. Genga Jr.
(Signature)

Richard A. Genga Jr.
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard A. Genga Jr.
(Signature)

Richard A. Genga Jr.
(Name)

CEO
(Title)

October 26, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

GROWGENICS, LLC

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

October 5, 2018



Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Growgenics, LLC
East Greenwich, RI

We have reviewed the accompanying financial statements of Growgenics, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 5, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GROWGENICS, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016
_____

<u>ASSETS</u>

	<u>2017</u>	**<u>2016</u>**
CURRENT ASSETS		
Cash	$ 74	$ 6
TOTAL CURRENT ASSETS	74	6
NON-CURRENT ASSETS		
Fixed Assets, Net	-	765
TOTAL ASSETS	74	771

<u>LIABILITIES AND MEMBERS' EQUITY</u>

NON-CURRENT LIABILITIES		
Related Party Loan	45,359	3,532
TOTAL LIABILITIES	45,359	3,532
MEMBERS' EQUITY		
Members' Contribution	360,100	349,825
Retained Earnings (Deficit)	(405,385)	(352,586)
TOTAL MEMBERS' EQUITY	(45,285)	(2,761)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 74	$ 771

GROWGENICS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ -	$ 11,195
Cost of Goods Sold	-	-
Gross Profit	-	11,195
Operating Expense		
Rent Expense	$ 16,800	$ 15,860
General & Administrative	16,049	7,341
R&D Expenses	11,848	11,545
Travel Expense	5,749	76
Depreciation Expense	1,684	1,837
Marketing Expense	219	619
Salaries	-	688
	52,349	37,965
Net Income from Operations	(52,349)	(26,770)
Other Income (Expense)		
Taxes	(450)	(156)
Net Income	$ (52,799)	$ (26,926)

Reviewed- See accompanying notes.   2

GROWGENICS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (52,799)	$ (26,926)
Change in Inventory	-	1,127
Net Cash Flows From Operating Activities	(52,799)	(25,799)
Cash Flows From Investing Activities		
Change in Fixed Assets	765	5,299
Net Cash Flows From Investing Activities	765	5,299
Cash Flows From Financing Activities		
Change in Member's Equity	10,275	16,800
Change in Related Party Loan	41,827	3,532
Net Cash Flows From Financing Activities	52,102	20,332
Cash at Beginning of Period	6	173
Net Increase (Decrease) In Cash	68	(167)
Cash at End of Period	$ 74	$ 6

GROWGENICS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	**2016**
Beginning Members' Equity	$ (2,761)	$ 100
Issuance of Members' Equity	360100	349,725
Retained Earnings (Deficit)	(349,825)	(325,660)
Net Income	(52,799)	(26,926)
Ending Members' Equity	$ (45,285)	$ (2,761)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Growgenics, LLC ("the Company") is a limited liability company organized under the laws of Rhode Island. The Company manufactures and sells LED grow lights for indoor growing of plants.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017, and 2016.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2018 and is also pursuing new retail relationships to expand distribution of the Company's products. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 5, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Sales are stated net of discounts. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to tax filing requirements in the State of Rhode Island. The Company's tax filings in the State of Rhode Island for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE D- RELATED PARTY DEBT

In 2016 and 2017, the Company borrowed $45,359 from Rick Genga, the Company's majority owner and managing member ("the Related Party Loan"). The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 5, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website





This presentation contains offering materials prepared solely by Growgenics with Securities, and not subject to FINRA Rule 2210. In addition, this presentation ma statements and information relating to, among other things, the company, its bu and its industry. These statements reflect management's current views with respe information currently available and are subject to risks and uncertainties that could actual results to differ materially. Investors are cautioned not to place undue re looking statements as they are meant for illustrative purposes and they do not future results, levels of activity, performance, or achievements, all of which canno person nor any other person or entity assumes responsibility for the accuracy and looking statements, and is under no duty to update any such statements to conform

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Advanced LED indoor horticultural grow lighting technology that aims to optimize plant growth.

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Growgenics is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Growgenics without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

› First volume order of $70k from a commercial vertical farm grower.

› Utility patent pending on grow light assembly (filed in March, 2018).

› Founder holds 14 patents and has over 35 years of experience in advanced product development with a background in mechanical engineering.

› The vertical farming market is expected to grow at a CAGR of 24.8% from 2016 and reach USD 5.80 billion by 2022.

› The cannabis market is projected to reach $24 billion by 2022.

Fundraise Highlights

› Total Round Size: US $1,000,000

› Raise Description: Seed

› Minimum Investment: US $1,000 per investor

› Security Type: Crowd Note

› Valuation Cap: US $5,000,000

› Target Minimum Raise Amount: US $500,000

› Offering Type: Side by Side Offering

Growgenics aims to re-shape the horticultural lighting industry. Our innovative LED technology provides the rapidly growing markets of indoor cannabis and indoor vertical food farming the ability to maximize plant growth while reducing energy.

PROFILE MENU

Overview
Product & Service

The agricultural market is changing. Indoor grow lighting is poised to re-define how we grow food. This new market is about growing plants indoors in a controlled environment without pesticides, and lighting is a critical component.

There are two rapidly growing markets in this sector; indoor growing of cannabis, and indoor vertical farming for growing food. By 2022, cannabis is expected to be a $24 billion market in the U.S. alone while Indoor vertical food farming is expected to grow to a $6 billion market.

We believe there are three major problems with most current grow lights - they're not designed for plants, they generate excessive heat, and they waste a tremendous amount of energy.

Growgenics has created an innovative solution that aims to address and solve these problems via our advanced high-efficiency variable color spectrum LED shape lighting technology. Our laboratory testing has revealed accelerated plant growth with reduced energy. We just recently closed our first major lighting deal with a mid-west vertical grow farm. In addition, we filed our utility patents this past March 2018 and are currently in discussions with a major U.S. distribution partner.

Product & Service

Growgenics' unique LED horticultural lighting technology is poised to re-shape the indoor growing industry. We believe our technology has the following innovations that set us apart from the industry:

Shape Lighting: Our unique design provides a means for pivoting, rotating, and adjusting our lights to wrap around a plant and thus deliver increased photonic grow light energy to the plant.

Energy Saving Technology: Our advanced LED lights generate similar plant growth than standard industry grow lights while using 50% less power, therefore generating 50% less light and heat*.

Adjustable Light Spectrum: Through our extensive scientific research and laboratory testing, we identified ten key light color frequencies that positively affect plant growth and photosynthesis which we integrated into our advanced LED lights. We provide the user the ability to adjust these ratios to optimize plant growth.

Smart Phone Integration: Growgenics' lights include smartphone integration providing users the ability to control power levels, light color spectrum ratios, and light on-off times.

Night & Day Inspection Modes: Growgenics' unique lighting technology has integrated one-button smartphone click technology that temporarily toggles the grow light LEDs to all white, or to all green for enhanced plant leaf health inspection.

Low Voltage (Safety): Growgenics' lighting technology is powered by 24 volts, not only is this safe to touch without injury or shock, but the lights can also be powered directly by photo-voltaic panels.

Modular System: Growgenics' unique design is a modular system. Our lights are designed as interconnecting LED light segments that can be connected in a number of various configurations based on a grower's need, i.e., linear, octagonal, trapezoidal, etc. This provides efficiency in manufacturing and provides our customers with flexibility to deliver maximum photonic grow energy to their plants.

Integrated Environmental Sensors: During 2019, Growgenics plan to release an advanced version of our LED grow lights which will include integrated environmental sensors for measuring and monitoring temperature, humidity, and CO2 levels.

Light Impact on Taste and Nutrients: Recent NASA research studies have shown the ability to enhance plant quality by varying the color light-spectrum. Growgenics provides the ability to adjust these key ratios of light color identified in NASA's research.

Business & Revenue Model

Market Focus: Growgenics primary focus will be on developing leading market and brand positions in the North American commercial grow markets. Our focus will encompass three key markets:

- Indoor Cannabis
- Indoor Vertical Farming for Growing Food
- Greenhouse Supplemental Lighting

Approach: Growgenics plans to utilize a well-seasoned focused sales force in key markets to promote, educate, and close business with commercial growers. Our approach will be two-pronged as follows:

1. Commercial Growers: Within our three key focused market segments, Growgenics plans to work directly with high volume commercial growers who leverage technologies for higher profits and higher yields.
2. Commercial Distribution Partners: Leveraging existing and new business network relationships, Growgenics plans to form alliances with leading credit strong national distribution partners.

**The Company has not yet conducted any third-party product testing. The above claims are based on test results generated by the founders of Growgenics. Although the founders claim that the tests were conducted under industry standard scientific protocols, there is no guarantee that these results are accurate.*

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Team Story

In early 2015, Rick Genga, founder of Growgenics, began researching the rapidly growing markets of indoor food farming and indoor cannabis growing. With 35 years in advanced product development and business development, as well as an extensive background in LED Technology, he quickly realized that custom [illegible] LED lighting could change the industries.

Rick then added a good [illegible] to the Growgenics team, Hamid Pishdadian, a 35-year veteran of advanced electronic development. The Growgenics team immediately began brainstorming, designing, and generating prototypes. They built grow test labs, and began testing with the help of consultant Dr. Brian Maynard, Professor of Plant Science from the University of RI.

Shortly thereafter Growgenics brought on seasoned technological business entrepreneur Bob Flynn as a Chief Operating Officer, as well as successful startup entrepreneur Peter Wild as an advisor.

Since in 2015, Growgenics' owners have raised $335,000 to support product development initiatives and invested in excess of $100,000 plus some 2000+ engineering hours. After 3 years of extensive research, development, and five generations of prototypes, Growgenics' cutting edge product is ready for full product release.

Founders and Officers



Richard Genga
PRESIDENT/CEO

Richard holds a degree in mechanical engineering and applied mechanics from the University of Rhode Island 1983. He is a technology centric entrepreneur with a business development flare. Richard is the developer of the technology under review. His in-depth experience includes a diverse 35+ year product development background with expertise in mechanical design, electronics, electro-mechanical design, industrial design, controls, software integration, technical program management, intellectual property, and agency regulations. He holds 14 patents in various high growth industries. He is well versed in business development, operations, strategic partnerships, complex program management, advanced product design, manufacturing, operations, and speed-to-market.



Ronbert Flynn
CHIEF OPERATING OFFICER

Robert Flynn was a Senior Executive in the publicly traded +$3 billion (USD) London-based Cookson Group plc of London from 1982 to 1996. He was President of the Key-Tech division that he acquired and subsequently sold to another European based company. He managed technology and manufacturing companies in England and the United States with a particular emphasis on startup and turnaround situations. Robert received his Bachelor of Arts degree in Economics from the University of Rhode Island in 1977. He attended the Graduate School of Arts and Sciences of Harvard University as a Special Student in 1982 and received a Master of Liberal Arts degree from the Harvard University Extension School in 1984.



Hamid Pishdadian
CHIEF TECHNOLOGY OFFICER (CONTRACTOR)

Hamid Pishdadian has degrees in Mechanical and Electrical engineering. He is the technical leader and has been a co-developer of the technology under review. His diverse background includes mechanical, electronic, electro-mechanical design, sensor design & development, advanced motor controls, low cost electronic product development, pressure- temperature-flow sensing technology, control of advanced mechanical systems, lighting technology, and regulatory affairs / approvals. Hamid holds 13 patents and has developed products for markets that include HVAC, Sanitation, Industrial Controls, Satellite TV, Data Acquisition, and Power Management.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial I

Market Landscape

Data Room

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Peter Wild
Advisor, Investor/Advisor

Q&A with the Founder

Q: When were you founded and incorporated?

Growgenics: Growgenics LLC (formerly Intelligent Grow Systems LLC) was founded in early May 2014 and incorporated on May 16, 2014 as a domestic limited liability corporation in the state of Rhode Island. On April 28, 2015, Intelligent Grow Systems' name was changed to Growgenics LLC.

Q:
Please specify the founder's Pre- and Post-Raise salary.
Growgenics:
$125k annually.

Q: Please detail your historical product road map from inception - YTD.
Growgenics: Since May 2014 we have created multiple and iterative generations of our advanced LED horticultural lighting product(s) with a continuous focus on increasing efficiency, output, and grow results. Our new science-based advanced horticultural LED product is fully refined and ready for the product launch.

Q: Please describe your typical customer/user profile.
Growgenics:
Growgenics' customer/user profile based on markets are Indoor Cannabis Cultivators, Commercial Greenhouse Supplemental Lighting Cultivators, Indoor Vertical Farming Growers, and University Horticultural and Botany Research Scientists.

Q: Please detail your barriers to entry.
Growgenics:
Perception regarding LED photonic light penetration compared with HPS technology, higher initial cost compared with HPS technology, and overcoming early non-science based underperforming LED grow lights.

Read more answers from the founder   ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While Growgenics has set an overall target minimum of US $500,000 for the round, Growgenics must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Growgenics's Form C.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
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Data Room
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Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Operations
R&D / Product Development
Intellectual Property
Rent & Utilities
Marketing & Sales
Initial Product Inventory

Investor Perks

- **Tier-1:** Investors of **$1,500 or more** will receive a limited edition Growgenics' stainless-steel water bottle.
- **Tier-2:** Investors of **$5,000 or more** will receive Tier-1 perks plus, a limited edition 4-piece set of Growgenics' crystal wine glasses, a Growgenics' limited edition polo shirt and baseball cap.
- **Tier-3:** Investors of **$25,000 or more** will receive Tier-2 perks plus, a Growgenics' mini indoor advanced LED counter-top herb garden and micro green grow system.
- **BRONZE:** Investors of **$50,000 or more** will receive Tier-3 perks, plus an invitation to participate in quarterly calls with Growgenics Senior management.
- **SILVER:** Investors of **$75,000 or more** will receive BRONZE perks, plus paid airfare to participate in a one-time full day strategy session and dinner with Growgenics' senior management.
- **GOLD:** Investors of **$100,000 or more** will receive SILVER perks, plus paid airfare and hotel stay in scenic Newport Rhode Island. Trip to include a sail experience with Growgenics' management team on an historic **America's Cup 12 Meter Champion Yacht**. Also includes invitation to annual dinner with the Growgenics' senior management team.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $335,000
Closed Date	Dec 31, 2015
Security Type	Common Equity

Financial Discussion

Operations

Growgenics, LLC ("the Company") is a limited liability company organized under the laws of Rhode Island. The Company manufactures and sells LED grow lights for indoor growing of plants.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017, and 2016.

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These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 5, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $26 in cash on hand as of July 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape


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Grow Light Market Historical Data & Projected Growth (Ref: Statista)

Target Markets

1. Cannabis: The U.S. cannabis market is expected to double in size from $11.0 billion to $23.4 billion by 2022 (*Ref: Arcview Research*). BDS Analytics projects the worldwide market will reach $57 billion by 2027. These powerful market expansions are driving the grow light market at a feverish pitch, and Growgenics' new advanced LED lights are poised to meet that expanding need.
2. Indoor vertical farming for food: Indoor vertical farming is expanding rapidly and may become the future of farming. Vertical farming is designed to grow food indoors in a controlled environment without pesticides. This market is projected to grow to nearly $5.8 billion by 2022, at a compounded annual growth rate of 23% (*Ref: MarketResearchEngine*). Growgenics' technology is positioned for this market due to our programmable variable spectrum technology which provides our customers the ability to vary color light spectrum ratios for optimization of plant growth regardless of plant species.
3. Greenhouse Supplemental Lighting: During seasonal short days of natural light, greenhouses require the addition of supplemental light for portions of the day to maintain desired plant growth. This commercial Greenhouse market is expected to grow to nearly $30 billion by 2020 at a comfortable ~9% CAGR (*Ref: MarketsAndMarkets*).
4. Research: University botany based research is an exciting market that in many instances involves the study plants and the effect of light spectrum on plant growth and development. Our adjustable LED color spectrum technology provides scientists the ability to use a single light for all their experimental plant growth testing.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017, and 2016. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 5, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has only $26 in cash balances as of July 30, 2018. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Cannabis market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may not be successful in obtaining issued patents. Although the Company filed patents in March 2018, filing a patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

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The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended products evaluations and configuring the products to customer-specific needs. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

Its ability to grow its business depends on state laws pertaining to the cannabis industry. Continued expansions in the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Richard Genga and Robert Flynn, who have not yet signed employment agreements with the Company. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has conducted transactions with Related Parties. See details on page 17 of the Form C.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 66.97% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

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Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
Pitch Deck and Overview (2 files)	Folder
Product or Service (9 files)	Folder
Financials (1 file)	Folder
Investor Agreements (1 file)	Folder
Miscellaneous (4 files)	Folder
Operating Agreement	Document
Certificate of Formation	Document
Escrow Agreement	Document
SI Fee Notice	Document

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

PROFILE MENU

Making an Investment in Growgenics

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Growgenics. Once Growgenics accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Growgenics in exchange for your securities. At that point, you will be a proud owner in Growgenics.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

After My Investment

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Growgenics has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Growgenics does not plan to list these securities on a national exchange or another secondary market. At some point Growgenics may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Growgenics either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Growgenics's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Growgenics's Form C. The Form C includes important details about Growgenics's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



RE-SHAPING THE HORTICULTURAL LIGHTING INDUSTRY



grow genics

This presentation contains offering materials prepared solely by Growgenics LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



OUR COMPANY MISSION



Achieve a dominant market position in the rapidly growing horticultural LED lighting technologies marketplace through innovative design, manufacturing, marketing, and licensing of our advanced technology within the exploding markets of cannabis, indoor vertical food farming, and supplemental greenhouse lighting.

Cannabis & Indoor Vertical Farming

GROWING MARKETS

grow genics



CANNABIS

Outpacing Smartphones

Market to Triple by 2022

$24 Billion U.S. Market by 2022





FOOD

INDOOR VERTICAL FARMING

Controlled Environment/No pesticides

$5.8 Billion Market by 2022

24% Compounded Annual Growth



Additional Markets: Research * Greenhouse Supplemental Lighting * Home Growing



Conventional Grow Lights
THE PROBLEM

NOT DESIGNED
FOR PLANTS

GENERATE
EXCESSIVE HEAT

WASTE
ENERGY

18 in.

Lower leaves
shaded from light

grow genics

THE SOLUTION

growgenics


3
INTEGRATED SOLUTIONS
Growgenics' Powerful Innovations
Innovative Energy-Saving Smart Technologies
Intellectual Property
Utility Patent Pending
3-24-18, Serial No. US 15/934,953

growgenics

Multi-Shape LED Lighting

Shaped Lighting Advantage*

- Increase photonic energy delivery efficiency
- Pivoting adjustable light segments
- Generates plant growth in multiple directions
- Produces fuller plants with higher yield

Multiple Configurations



Linear



Octagonal



Trapezoid


Adjustable Angles
Adjustable Angles

Light Emitting Diodes (LEDs)

*The Company has not yet conducted any third-party product testing. The above claims are based on test results generated by the founders of Growgenics. Although the founders claim that the tests were conducted under industry standard scientific protocols, there is no guarantee that these results are accurate. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

Energy-Saving LED Technology



Benefits of our Innovative Technology*

- Requires 50% less power to operate, which means it produces 50% less light & heat than conventional grow lights**
- Fully programmable light spectrum with 10 individual plant specific high-powered LEDs
- Safety: Lights powered by 24 volt DC

Our high efficiency LED lights grow plants with **50% less power, therefore 50% less light & heat** than conventional grow lights.**

*The Company has not yet conducted any third-party product testing. The above claims are based on test results generated by the founders of Growgenics. Although the founders claim that the tests were conducted under industry standard scientific protocols, there is no guarantee that these results are accurate. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

**The Company tested the Growgenics products against Hydrofam 8-Bulb T5 lights and High Pressure Sodium lights.

Customizable Light Spectrum

We have identified 10 specific LED colors that manipulate growth, size, shape, and even the taste of plants.



Our Performance Tuning Lights provide user adjustable tuning of the LED color ratios via smartphone or computer to optimize growth.



grow genics

TEST RESULTS



growgenics

8-Day Seedling Test



Growgenics LED (25 watts) | Hydrofarm T5 (50 watts)

27-Day Veg Test



Growgenics LED (225 watts) | Hydrofarm T5 (450 watts)

5-6 week Veg Grow Test



Growgenics LED (225 watts) | Hydrofarm T5 (450 watts)

Cannabis Flower Test Results

Growgenics 500watt LED Light vs. 1000w High Pressure Sodium (HPS)

During two controlled cannabis flower grow tests, **Growgenics LED** light generated an average **increase** in cannabis yield of **111%** on a grams/watt basis.

*The Company has not yet conducted any third-party product testing. The above claims are based on test results generated by the founders of Growgenics. Although the founders claim that the tests were conducted under industry standard scientific protocols, there is no guarantee that these results are accurate. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

growgenics

Now is the Time

LED MARKET OPPORTUNITY



LED Grow Light Market Size (U.S.$ Billions)
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.55
0.63
0.73
0.86
0.99
1.16
1.36
1.58
1.89
2.22
$2.6B
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

This figure reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

We believe LED Grow Lights Are the **Future** of indoor farming















growgenics

COMPETITIVE LANDCAPE

GE ILLUMITEX BLACK DOG LED PHILIPS

CALIFORNIA LIGHTWORKS heliospectra FLUENCE BIOENGINEERING lumigrow

GAVITA HOLLAND PROFESSIONAL LIGHTING SUNSYSTEM

Growgenics' Product Differentiators & Competitive Advantages

Shape Lighting * Variable Adjustable Spectrum * Power Savings * Low Voltage(24v)
Smart Phone Integration * Modular Design * Day & Night Inspection Modes

This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

GROWGENICS VS. COMPETITION

Feature	Growgenics	Gavita	Sun system	Philips	Black Dog	Fluence	CA Lightworks	Lumigrow	Illumitex
Shape Lighting	✓	X	X	X	X	X	X	X	X
Full Customizable Spectrum	✓	X	X	X	X	X	X	X	X
Plant Inspection Modes (Night-Green Day-White)	✓	X	X	X	X	X	X	X	X
Light Spectrum Recipe Control	✓	X	X	X	X	X	X	X	X
Modular & Reconfigurable Design	✓	X	X	X	X	X	X	X	X
Low Temperature Passive Cooling	✓	X	X	✓	X	✓	X	X	X
Low Profile for Vertical Farming	✓	X	X	✓	X	✓	X	X	✓
Integrated Veg & Flower	✓	X	X	X	X	X	✓	X	X

This slide represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

growgenics

3 KEY MARKETS



1

Indoor Cannabis

2022: $24.5 Billion
C.A.G.R.: 27.7%



2

Indoor Vertical Food Farming

2022: $5.8 Billion
C.A.G.R.: 24.8%



3

Greenhouse Lighting

2020: $29.6 Billion
C.A.G.R.: 8.8%

growgenics

KEY MARKET APPROACH

North American Commercial Market Focus





Develop leading market and brand positions in the United States and Canadian markets.

Commercial Growers

Work directly with high volume commercial growers who leverage technologies for higher profits.

Commercial Distribution Partners

Form alliances with leading credit strong national distribution partners.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

growgenics



GROWGENICS TRACTION

Distribution
In discussions and testing with major U.S. distribution partner.

Initial Successes
First volume order $70k received after patent filed in March 2018.

Canadian Market
Initial Canadian market discussions underway.

growgenics

Customer Testing
Testing underway with major U.S. growers.

Sales Team
Identified a National Director of Sales to join post-raise.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

growgenics

OUR TIMELINE | ROADMAP


Plant/Light Research
Pre-Seed Raise $335K
Research & Development
1 Qtr Product Finalized
March 24 Patents Filed
June 1st Commercial Order
3rd Qtr Seed Raise*
1st Quarter Full Product Launch*
2014-15
2015-16
2016-17
2018
2019
2020

*These statements reflect management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. These statements are meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

growgenics

NEW PRODUCT INITIATIVES: 2019-2020

LIGHTS WITH INTEGRATED ENVIRONMENTAL SENSORS

- Growers require monitoring of temp, humidity, and CO2 levels. We are currently integrating these key environmental sensors within our LED Lights.

LIGHTS THAT MEASURE PLANT CANOPY SIZE OVER TIME

- We are currently integrating wireless plant canopy measurement technology into our LED lights to provide data for grow optimization.

LIGHTS THAT GROW WITH THE PLANT

- Our lights have been designed with features to motorize our shape light segments allowing thus providing maximum delivery of photonic energy at all times.

LIGHTS WITH INTEGRATED CO2 DELIVERY FOR ENHANCED PLANT GROWTH

- Plant growth is enhanced with increased levels of CO2, Growgenics has integrated a unique method to deliver CO2 directly though our LED lights.

WIRELESS ENVIRONMENTAL SENSORS & MONITORING PODS.

- All growers need to monitor, temp, humidity, and CO2 levels, we are currently developing wireless sensors to monitor, control, and report.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

growgenics

PROJECTED FINANCIALS


PROJECTED REVENUE
$45M
$40M
$35M
$30M
$25M
$20M
$15M
$10M
$ .5M
$

	2019	2020	2021	2022	2023
Revenue	$2,152,040	$4,364,500	$10.2M	$21M	$42.1M
Direct Costs	$1,283,162	$2,575,050	$5,878,781	$11.6M	$22.7M
Gross Margins	40%	41%	43%	45%	46%
Op. Expenses	$756,194	$1,313,095	$2,658,862	$4,146,318	$9,457,013
Op. Income	$112,684	$476,355	$1,687,649	$5,185,147	$10,025,232

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

USE OF FUNDS



Legend:
- Operations
- R&D / Product Development
- Intellectual Property
- Rent & Utilities
- Marketing & Sales
- Initial Inventory

grow genics

growgenics

LEADERSHIP TEAM



Richard Genga

Founder/President / CEO

- President Acela Design
- CTO CyberMDx
- Technology Expert
- 14 Patents
- BSME University of RI



Peter Wild

Investor & Advisor

- Founder & CEO Arborjet
- Owner, Boston Tree Preservation
- Entrepreneur



Robert Flynn

Chief Operating Officer

- CEO & Owner Key-Tech (England & US). Sold Key-Tech to a company in Europe.
- Experienced in Technology licensing
- B.A. Economics University of RI
- ALM Harvard University Extension
- Special Student Harvard University GSAS



Hamid Pishdadian

Chief Technology Officer (Consultant)

- CTO Power Metrics
- President, General Sensors
- VP R&D Tecomm (Canada)
- BSEE University of RI

Richard and Robert have not yet signed employment contracts with the Company.

Success & Experience





growgenics

The Right Product

The Right Team

The Right Time

Thank You